Gregory J. Schmitt (214) 855-4305 gschmitt@jenkens.com	Jenkens & Gilchrist a professional corporation 1445 Ross Avenue Suite 3700 Dallas, Texas 75202 (214) 855-4500 Facsimile (214) 855-4300 www.jenkens.com	Austin, Texas (512) 499-3800 Chicago, Illinois (312) 425-3900 Houston, Texas (713) 951-3300 Los Angeles, California (310) 820-8800 San Antonio, Texas (210) 246-5000 Washington, D.C. (202) 326-1500
June 2, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Sand Hill IT Security Acquisition Corp. Registration Statement on Form S-4 Filed December 16, 2005 File No. 333-130412

Ladies and Gentlemen:

On behalf of Sand Hill IT Security Acquisition Corp., a Delaware corporation (the “Company” or “Sand Hill”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 to the Registration Statement on Form S-4 of Sand Hill (the “Amended S-4”), including exhibits.

The Amended S-4 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Humphrey P. Polanen, dated May 17, 2006. For your convenience, we have repeated each comment prior to the response. All references to page numbers in our discussion below each heading are to the pages in the Amended S-4. The references to page numbers in the headings are to Amendment No. 2 to the Registration Statement on Form S-4.

In order to assist the Staff in its review of the Amended S-4 we call your attention to two changes that have been made in the Amended S-4, in addition to the changes made to address the Staff’s comments and the inclusion of first quarter financial information for both Sand Hill and St. Bernard. These changes are as follows:

1. Amendment to Merger Agreement. The merger agreement among the parties has been amended so that 1,700,000 of the shares of Sand Hill common stock to be issued in the merger will be issued to a stockholders’ representative that will hold these shares on behalf of the St. Bernard stockholders as of the effective time of the merger. These shares will be released, pro rata, to the St. Bernard stockholders as of the effective time of the merger, if, after the merger, the price of the combined company’s common stock closes at $8.50 or more per share for 20 trading days during any 30-day trading period prior to July 25, 2009 or the consideration to be received by the combined company or its stockholders in a sale of the majority of the ownership or business of the combined company prior to July 25, 2009 equals or exceeds $8.50 per share, excluding the dilutive effects of the exercise of any of the Sand Hill warrants issued in its initial public offering. If, after the merger, neither of these thresholds are achieved prior to July 25, 2009, then the 1,700,000 shares will be returned to the combined company for no consideration and will be cancelled. This amendment was made to adjust the timing of the consideration to take into account changes in public company comparables and St. Bernard's first quarter revenue performance.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 1, 2006

2. Bridge Loan. The Broomfield Family Trust, an affiliate of Scott Broomfield a director and officer of Sand Hill, and BeeBird Beheer B.V., an affiliate of Bart van Hedel a director of St. Bernard, have made available $125,000 and $375,000, respectively, to St. Bernard, as a bridge loan pursuant to secured promissory notes. Amounts borrowed under the notes are due on November 25, 2006. In connection with the execution of the notes, the Broomfield Family Trust and BeeBird Beheer B.V. received warrants for an aggregate of 25,000 shares of common stock of St. Bernard (which equates to 10,535 shares of the combined company’s stock after the merger) exercisable at a price equal to the last reported sale price on the day prior to the maturity date of the notes on the primary market on which the shares are traded or, if the shares are not traded, at the fair market value of the shares as determined by the board of directors.

We hope that this aids the Staff in its review.

General

1.  Please add disclosure indicating, if the business combination is not completed, the procedures for dissolution of the company pursuant to Delaware law. For example, will you comply with Section 280 of the Delaware General Corporation Law, or instead fall under the provisions of Section 281? Will shareholders vote on the dissolution? Also, discuss debtor/creditor rights and any potential bankruptcy proceedings that may result if the business combination is not completed.

Amended S-4 has been revised to include the suggested disclosure.

2.  Clarify whether all of your contracts have included waivers that would prevent the party having any right to funds from the trust. If there are not such waivers, state the amount owed, and discuss the indemnification rights by Mr. Polanen. We may have further comment.

Amended S-4 has been revised to include the suggested disclosure.

Registration Statement Cover Page

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 1, 2006

3.  Please add back the address and telephone number of your principal executive offices, as required by the Form SB-2.

The Amended S-4 has been revised to include the suggested disclosure.

4.  We note footnote five to the registration fee table that the fee was previously paid. It appears that only part of the fee was paid previously. Please advise.

We supplementally advise the Staff that the placement of footnote five to the registration fee table in Amendment No. 2 to the Registration Statement on Form S-4 could have inadvertently indicated that the entire amount listed in the Amount of Registration Fee column had been previously paid as of the filing of that amendment. As of the filing of that amendment $6,159.58 had been previously paid and $610.73 was paid with the filing of that amendment. As of the filing of the Amended S-4 footnote five will reflect that the entire amount listed in the Amount of Registration Fee column of $6,770.31 has been previously paid, which will accurately reflect the payments made by Sand Hill.

Prospectus Cover Page

5.  We note your response to comment four of our letter dated April 11, 2006. The prospectus cover page should briefly disclose the issuance of all shares being registered. As such, please revise to disclose the purchase price adjustments in this section.

We supplementally advise the Staff that, as a result of the Second Amendment to the Agreement and Plan of Merger (the “Merger Agreement”) by and among Sand Hill, St. Bernard Software, Inc. (“St. Bernard”) and Sand Hill Merger Corp., there will not be any purchase price adjustments and all references to them in the Amended S-4 have been deleted.

Questions and Answers, page 1

6.  We note your response to comment 12 of our letter dated April 11, 2006. We reissue the comment. The language on page 24 of your final prospectus which states that if you acquire a letter of intent then you “will have an additional six months in which to complete the business combination contemplated by the letter of intent.” There are no other business combinations contemplated by the letter of intent. As such, there does not appear to be any other targets for you to consider should this merger fail.

The Amended S-4 has been revised to include the suggested disclosure.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 1, 2006

Summary, page 12

7.  Please update the disclosure in the prospectus as of the most recent practicable date. For example, we note the statement on page 13 that the URL database encompasses more than 6.5 million websites as of September 30, 2005.

The Amended S-4 has been revised to include the suggested disclosure.

8.  We note your response to comments 19 and 20 of our letter dated April 1l, 2006 disclosing the “market value” of St. Bernard’s outstanding shares based on the current quoted price on the OTCBB. Here and in the appropriate sections, when disclosing the interests of St. Bernard’s management and affiliates, please revise to disclose the aggregate price at which they acquired their shares.

The Amended S-4 has been revised to include the suggested disclosure.

Per Share Market Price Information, page 32

9.  We reissue prior comment 23 of our letter dated April 11, 2006. Please include the disclosure regarding the number of holders of record for Sand Hill.

The Amended S-4 has been revised to include the suggested disclosure.

Risk Factors, page 32

10.  In the second risk factor on page 32, we note that “St. Bernard has a history of losses and negative cash flow.” Please revise to clarify that St. Bernard has not been able to achieve profits. Also, we note that there can “be no assurance” that St. Bernard will be profitable. If true, please revise to clarify that there is no indication that St. Bernard will become profitable in the near future based on the history of fluctuating operating losses.

The risk factor has been revised to clarify that St. Bernard has had a history of intermittent losses and that it has not been able to achieve profitability on a consistent basis. The risk factor has also been revised to clarify that Sand Hill’s management believes that St. Bernard can become profitable but that there can “be no assurance” that this belief will turn out to be correct.

11.  In the first risk factor on page 40, we do not understand the use of the word “may” in the subheading. Are there circumstances in which Sand Hill would liquidate and shareholders could receive an amount not less than $6.00 per share and the warrants would not be worthless? Please revise to clarify.

The Amended S-4 has been revised to clarify that Sand Hill shareholders will receive less than $6.00 per share upon liquidation and that the warrants will expire worthless.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 1, 2006

The Merger Proposal, page 50

12.  We partially reissue prior comment 25 of our letter dated April 11, 2006. Please supplementally provide us with a copy of the agreement with Trusted Strategies.

We supplementally advise the Staff that Sand Hill has never entered into any written agreement with Trusted Strategies. Trusted Strategies engagement with Sand Hill was pursuant to an oral engagement described in the Amended S-4.

13.  On page 51, we note that you will have to pay SEG 1.3 percent of the transaction value at the close of the merger, which is estimated at $825,000. Considering SEG was not the finder of St. Bernard, please revise to highlight all the activities performed by SEG pursuant to the agreement. Additionally, this appears to be part of the cost of the search and consummation of a business combination. It appears that you have substantially gone over the expectation disclosed in the IPO prospectus which allocates $825,000 outside of the trust account for the search and consummation. Please revise to disclose when it was decided that you would employ an advisory firm. To the extent that such information was known prior to your IPO, it appears to have been a material cost to a business combination, even if not definite. Please advise.

The Amended S-4 has been revised to highlight the activities performed by Software Equity Group LLC (“SEG”) for Sand Hill. The Amended S-4 has been revised to disclose when Sand Hill decided to employ an advisory firm. We supplementally advise the Staff that Sand Hill had not determined to use an advisory firm prior to its IPO.

Sand Hill Reasons for the Merger, page 52

14.  We note the supplemental response to comment 26 of our letter dated April 11, 2006. You have supplementally responded that the “refined list” does not represent a “material departure” from your IPO prospectus. It does however provide more detail. Explaining to shareholders of a shell company that you will look at “financial condition” is substantially different than specifying that you were looking for a company with “at least $20 million in annual sales and near breakeven profitability.” Please revise to clarify to investors when the company developed the more detailed criteria. Explain the purpose of waiting until after the IPO to provide these criteria.

The Amended S-4 has been revised to clarify for investors when Sand Hill developed more detailed considerations for reviewing candidates for a possible business combination.

We supplementally advise the Staff that the more general set of factors set out in Sand Hill’s IPO prospectus that Sand Hill management would consider in evaluating a prospective target business were designed to provide Sand Hill with broad flexibility in selecting a prospective target business within the IT security industry. This was set out for investors in the IPO prospectus.1  We supplementally advise the Staff that there was no purpose in waiting until after the IPO to provide the more detailed criteria set out in the Amended S-4. The more detailed criteria were not developed until after Sand Hill’s IPO and were then developed in order to attempt to narrow the universe of prospective targets down to a size that could be effectively evaluated.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 1, 2006

15.  We note the supplemental response to comment 27 of our letter dated April 11, 2006 and reissue the prior comment. Please revise to reconcile the disclosure that the SME market is underserved and growing, which is an attractive feature, with the first full risk factor on page 36 that there is increasing competition and the  market is becoming intensely competitive resulting in pricing pressures.

The Amended S-4 has been revised to include the suggested disclosure.

16.  On page 52, you disclose that you did not “quantify or otherwise assign relative weights to specific factors” because they were complex. It is not clear how an evaluation would be too complex for the benefit of your shareholders. Also, you later disclose in the same paragraph that the board “gave considerable weight” to certain ‘‘positive factors.” Please revise to clarify if that implies that you gave less weight to negative factors.

The Amended S-4 has been revised to delete the phrase “[i]n light of the complexity of these factors,” and to state the fact that the Sand Hill board of directors considered many factors, including the material positive and negative factors set out in the Amended S-4, in reaching its conclusion to recommend the merger. The disclosure has been revised to indicate that the Sand Hill board of directors considered certain factors to be material positive factors and certain factors to be material negative factors. We supplementally advise the Staff that the Sand Hill board of directors did not give less weight to the negative factors it identified when it was evaluating them, but that its business evaluation of the prospective merger indicated that overall the potential positive aspects of a business combination with St. Bernard outweighed the potential negative aspects.
_______________________________
1 For instance, Sand Hill’s IPO prospectus contained the following risk factor:

“The Company’s management has broad discretion with respect to the specific application of the net proceeds of the offering.

Although substantially all of the net proceeds of this offering are intended to be generally applied toward consummating a merger with or acquisition of an operating business whose primary business is in the IT security industry, management has virtually unrestricted flexibility in identifying and selecting a prospective target business. Investors must therefore rely on management’s due diligence review and evaluation of potential acquisition candidates.” (italics added)

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 1, 2006

17.  We note “potential negative factors considered” on page 54. All you have done is disclose the negative factors. Please revise to reconcile the positive factors with the negative factors and explain why, in light of the negative factors, you believe this transaction is fair and in the best interest of your shareholders.

The Amended S-4 has been revised to indicate that the negative factors identified by the Sand Hill board of directors were reviewed in light of the positive factors identified and that, given the totality of the information presented to and considered by the Sand Hill board, the Sand Hill board of directors considers the merger with St. Bernard to be in the best interests of Sand Hill and its stockholders.

18.  We note the additional disclosure regarding the private placement made to Ai-Investments in response to comment 57 of our letter dated April 11, 2006. Revise to reconcile how you determined the consideration offered is fair and in the best interest of your shareholders when a recent private placement sold at a substantially lower amount of consideration.

The Amended S-4 has been revised to remove the private placement to Ai-Investments from the list of potentially negative factors considered by the Sand Hill board of directors and to address it separately within this portion of the Amended S-4. The disclosure has been revised to indicate that the Sand Hill board noted the apparent valuation disparity but did not consider it a persuasive reason to not recommend the merger to Sand Hill’s stockholders due to the differing valuations that are usually applied by investors to investments in public and private entities.

19.  We note that a number of financial analyses were made in reviewing whether to approve the merger agreement with St. Bernard. Currently you only provide a detailed discussion of the Enterprise Value/Sales valuation and discounted cash flows valuation. Please clarify whether any other valuation methods were used by the board in reaching its determination to approve the merger.

We supplementally advise the Staff that no other valuation methods were used by the Sand Hill board of directors in reaching its determination to approve the merger with St. Bernard other than those set forth in the Amended S-4. The Amended S-4 has been revised to include an enhanced level of disclosure to more fully describe the analyses undertaken by Sand Hill.

20.  We note that the M & A Advisory Services Agreement with SEG indicates that one of the services to be performed by SEG includes assessing the fair market value of the target and in determining the initial offer for the company to offer the target company. Please disclose and explain whether management relied upon these services in determining the fairness and/or valuation of the transaction. Disclose the valuations relied upon. We note the disclosure that the board estimated the EV/Sales ratios using estimates from SEG. It appears that SEG may have been acting in the capacity of a broker dealer or financial advisor. Please advise whether SEG is registered in either capacity. If not, please provide a legal analysis as to why they are not required to be registered in either capacity. We may have further comment.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 1, 2006

The Amended S-4 has been revised to enhance the disclosure related to what the Sand Hill board of directors relied upon in making its determination to recommend the merger. The Amended S-4 has been revised to indicate that Sand Hill received an early DCF analysis from SEG in August of 2005, but only as an incident to SEG’s other activities. Sand Hill management reviewed this analysis, but did not rely on it as a primary DCF analysis, and only considered it along with the numerous DCF analyses, and other valuation analyses, undertaken by Sand Hill directly. The DCF analysis presented in the Amended S-4 represents the results of Sand Hill management’s DCF analysis performed in early October 2005, prior to the final approval of the merger agreement by the Sand Hill board.

            We supplementally advise the Staff that it is Sand Hill’s understanding that SEG is not registered as a broker/dealer or financial advisor, and SEG has informd Sand Hill that it does not feel that such registration is required.  With respect the definition of broker/dealer, SEG has advised Sand Hill that it feels that it should be noted that SEG did not solicit St. Bernard as a transaction target, nor at any time did SEG act on Sand Hill’s behalf in negotiating the proposed transaction or any of the terms of the transaction.  Thus, SEG feels that it has not engaged in the business of effecting the transaction for the account of another, and has called to Sand Hill’s attention authority to the effect that the basis for the fee involved here does not require a finding of broker/dealer status when SEG has not acted to effect the transaction in question.  Russell R. Miller & Co, Inc., SEC No Action Letter, Federal Securities Law Reporter ¶ 81, 324 (August 15, 1977).  With respect to SEG’s status as a financial advisor, SEG has advised Sand Hill that it is not in the business of advising as to the value of securities of other parties in general. Any valuation information provided by SEG to Sand Hill related to St. Bernard was incidental to its role as Sand Hill’s business and software industry consultant.  SEG further advises Sand Hill that it does not hold itself out as providing investment advice and, in any event, has contractually engaged with and consulted for less than 15 clients within the last 12 months.

21.  We note the list of companies that were considered comparable in your determination of enterprise value. We also note that enterprise value is determined by market cap plus debt, minority interest and preferred shares, minus total cash and cash equivalents. Market cap would appear to be affected by a company’s profits and its other margins. So that investors can understand the reasonableness of your selection of comparable companies, please revise to disclose the profitability of the listed companies and explain how they are comparable despite the substantial difference in sales between them and you.

The Amended S-4 has been revised to include a profitability measure for the companies used by the Sand Hill board of directors in its EV/Sales analysis of comparable public companies. The Amended S-4 has also been revised to enhance the disclosure of why the Sand Hill board of directors felt that these companies were comparable to St. Bernard despite their differing sizes.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 1, 2006

22.  Of the companies listed on page 66 in your comparable analysis of past mergers, please revise to disclose the profitability of the acquired companies, if possible.

We supplementally advise the Staff that the profitability of the target companies used in the analysis of past mergers was not generally available as most of the targets, with the exception of the Bindview, were private companies. We supplementally advise the Staff that Sand Hill did not feel that disclosing the profitability of the one target company that was public enhanced the disclosure for its stockholders, although a footnote has been added to the comparable transactions analysis to explain this.

23.  We note your supplemental response to prior comment 29 that you have included the internal forecasts of St. Bernard provided to Sand Hill. We note the reference to these projections but the only projections appear to be the table on page 56. Please clarify whether any other projections provided by St. Bernard were used in the valuation determination.

The Amended S-4 has been revised to include the suggested disclosure.

24.  We note that the companies and transactions considered were considered comparable simply because they operate primarily in the IT security industry. Did management consider any IT security companies with sales or assets similar to your company? Consider adding disclosure, if true, indicating that while these companies are in the same industry as your target company, that they have significantly greater sales than your company.

The Amended S-4 has been revised to include the suggested disclosure.

25.  Please explain how management used the EV/S multiple to arrive at a range of values for St. Bernard both as a public and private company. Explain the differences in the two calculations.

The Amended S-4 has been revised to include the suggested disclosure. We supplementally advise the Staff that the differences in the multiples disclosed between Amendment No. 2 to the Registration Statement on Form S-4 and the Amended S-4 result from Sand Hill's review of the data and determining that adjustments needed to be made to more accurately reflect the data reviewed by Sand Hill at the time.

26.  It would appear from the disclosure on page 56 and the fact that St. Bernard’s shareholders will own about one-third of the company that the value of the consideration paid is approximately $51.2 million. In light of the range of the discounted cash flow valuation, disclose if St. Bernard is worth at least $51.2 million and how this determination was made. If not, explain why this transaction is fair to your investors.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 1, 2006

The Amended S-4 has been revised to explain that the discounted cash flow analyses considered by the Sand Hill board included a conservative case that gave an indicated value for St. Bernard of less than $51.2 million. This was, however, only one part of the overall discounted cash flow analysis done by Sand Hill. The complete discounted cash flow analysis done by Sand Hill indicates that Sand Hill feels that St. Bernard is worth more than $51.2 million. The Amended S-4 discloses the material portions of the analyses that the Sand Hill board of directors used and the valuations determined using them. The Sand Hill board has given its recommendation to its stockholders on its belief that St. Bernard is worth more than $51.2 million and all of its analyses set forth in the Amended S-4 indicate a value in excess of this amount.

27.  Please revise to elaborate on your disclosure of the discounted cash flow analysis. You show a projection for 2006 and then disclose the valuation range for St Bernard. Revise to explain the factors that go into your discounted cash flow analysis. The disclosure should be in enough detail that would allow the investors to understand management’s view of the transaction and how management arrived at the conclusion that the transaction is in the best interest of shareholders and to recommend the merger.

The Amended S-4 has been revised to include the suggested disclosure.

Material United States Federal Income Tax Consequences of the Merger, page 58

28.  We reissue prior comment 36 of our letter dated April 11, 2006. Clearly state in each section of the prospectus where you discuss the tax consequences that this is the opinion of counsel. For example, it is the opinion of ______________, counsel that the merger will qualify as a reorganization. For example, we note the disclosure on pages 8, 26 and 59.

The Amended S-4 has been revised to include the suggested disclosure.

29.  We reissue prior comment 36 of our letter dated April 11, 2006. Please file a validly executed tax opinion.

The Company acknowledges its responsibility to file an executed tax opinion prior to the Registration Statement on Form S-4 being declared effective and the Company will file an executed opinion in compliance with its responsibilities.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 1, 2006

Legal Proceedings, page 95

30.  Describe the facts underlying the proceedings and the relief sought. Also, state the potential impact this patent infringement suit could have upon the company and add a risk factor, if material.

The Amended S-4 has been revised to include the suggested disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of St. Bernard, page 96

31.  We note your response to comment 46 of our letter dated April 11, 2006. We were not able to locate any disclosure regarding BorderWare Technologies. Please advise why your relationship with BorderWare is not material to St Bernard’s operations or revise to include the appropriate disclosure. If it is a material agreement, please file the license agreement as an exhibit.

We supplementally advise the Staff that St. Bernard has the right to use certain intellectual property licensed from BorderWare Technologies under an agreement that provides for payments only for products sold using such intellectual property and that St. Bernard believes that if it were unable to use the intellectual property licensed from BorderWare, it could find a substitute on terms reasonable to St. Bernard.

Directors and Management of the Combined Company Following the Merger, page 122

32.  We note your response to comment 51 of our letter dated April 11, 2006. We reissue the comment as you make reference to activities that are beyond five years that is not complete. Either remove such references or revise to elaborate on such disclosure.

The Amended S-4 has been revised to include the suggested disclosure.

33.  We note the additional disclosure on page 124 regarding directors’ compensation and options to be issued. Please revise to disclose the terms of those options. Also, clarify how options to be granted after the initial grant will be determined.

The Amended S-4 has been revised to include the suggested disclosure.

34.  We note the additional disclosure that there are no employment agreements. Please revise to clarify how salaries for this and future periods will be determined.

The Amended S-4 has been revised to include the suggested disclosure.

35.  We note the disclosure on page 126 that the options disclosure is based on $1.25, which was the fair market value of St. Bernard’s common stock determined in February 2006. Based on the disclosed fair market value in February 2006, St. Bernard would be valued at approximately $29 million. Please revise to reconcile the noted disclosure with your disclosure throughout this document.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 1, 2006

We supplementally advise the Staff that the Amended S-4 has been revised to value the options in the options disclosure using the market price of Sand Hill common stock as of March 31, 2006 and converting it using the exchange ratio.

Beneficial Ownership of Securities, page 130

36.  Please update the beneficial ownership table. The table heading indicates the disclosure is as of September 30, 2005. Also, we note Mr. Johnson owns 95,979 before the merger but will only own 20,979 after the merger. Please explain.

The Amended S-4 has been revised to include the suggested disclosure. We supplementally advise the Staff that Mr. Johnson’s share ownership after the merger will be 95,979 shares, and that the 20,979 shares shown previously in the beneficial ownership table was a typographical error.

37.  We reissue prior comment 57 of our letter dated April 11, 2006. Please disclose the ultimate control person(s) for Sapling LLC.

The Amended S-4 has been revised to include the suggested disclosure.

Change in Accountants, page 141

38.  We read your revised disclosures in response to our prior comment 63 of our letter dated April 11, 2006. However, you have not included disclosures regarding the existence of any disagreements with Mayer Hoffman McCann P.C. to cover the period through the date of declination (October 10, 2005) as required by Item 304(a)(1)(iv) of Regulation S-K. Please revise.

The Amended S-4 has been revised to include the suggested disclosure.

39.  Considering the comment above, since the disclosures will be revised please obtain and file an updated Exhibit 16 letter from both former accountants stating whether the accountants agree with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

We supplementally advise the Staff that updated Exhibit 16 letters have been filed with the Amended S-4.

Other Regulatory

40.  Please note the updating requirements for the financial statements as set forth in Rule 3-12(g) of Regulation S-X, and provide current consents of the independent accountants in any amendment.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 1, 2006

We have duly noted and considered the updating requirements of Rule 3-12(g) of Regulation S-X and have included updated consents of the independent accountants in the Amended S-4.

Form 10-QSB for the Quarter ended March 31, 2006

41.  We note the disclosure that management “concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

We supplementally advise the Staff that Sand Hill has filed an amended Form 10-QSB for the period ended March 31, 2006 that clarifies that Sand Hill’s officers concluded that its disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

We respectfully submit to the Staff Sand Hill’s hoped for timing with respect to the eligibility of the Registration Statement on Form S-4 to be declared effective. Sand Hill is required to liquidate if a transaction is not completed by July 27, 2006. In order meet this deadline and allow Sand Hill’s stockholders to determine whether the Company should merge with St. Bernard or liquidate, we believe that Sand Hill needs a reasonable solicitation period prior to its special meeting. We respectfully submit that Sand Hill will need at least a 30-day solicitation period in order to effectively solicit its stockholders with respect to this matter. This leads us to request that the Staff please try and accommodate the review of this filing in order that it may be declared effective by June 20, 2006. This would allow Sand Hill to commence mailing on or prior to June 27, 2006. We would note that even this mailing date does not provide as much time as Sand Hill would desire as the July 4th holiday will intervene. We provide this information so that the Staff is fully informed as to the circumstances which face Sand Hill and which lead to its intense focus on expediting the completion of the Staff’s review process.

If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-4305.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 1, 2006

Very truly yours,

Gregory J. Schmitt

GJS/bt
Enclosures